Cardiff Oncology, Inc.

11055 Flintkote Avenue

San Diego, CA 92121

May 29, 2020

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:                             Cardiff Oncology, Inc.

Form S-1

File No. 333-238623

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Cardiff Oncology, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Tuesday, June 2, 2020, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

CARDIFF ONCOLOGY, INC.

By:	/s/ Mark Erlander
Name:	Mark Erlander
Title:	Chief Executive Officer